UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35296

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Farmers National Bank 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Farmers National Banc Corp.

20 South Broad Street

Canfield, Ohio 44406

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

YEARS ENDED DECEMBER 31, 2013 AND 2012

PAGE NO.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2013 and 2012	3

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2013 and 2012	4

NOTES TO THE FINANCIAL STATEMENTS	5-13

SUPPLEMENTARY INFORMATION

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
December 31, 2013	14-15

SIGNATURE	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE PLAN ADMINISTRATOR

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

We have audited the accompanying statements of net assets available for benefits of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SKODA MINOTTI

/s/ Skoda Minotti

Cleveland, Ohio

June 19, 2014

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2013 AND 2012

	2013	2012
INVESTMENTS, AT FAIR VALUE
Non-interest-bearing cash	$21,552	$8,217
Registered investment companies	12,462,388	10,926,853
Farmers National Banc Corp. Common Stock	21,706	—
Common collective trust	703,385	643,031

	13,209,031	11,578,101

RECEIVABLES
Notes receivable from participants	12,236	—
Receivable from another Plan	2,072,330	—

	2,084,566	—

	15,293,597	11,578,101
LIABILITY
Corrective distributions payable	(37,634)	(15,191)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	15,255,963	11,562,910
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INTEREST IN A COMMON COLLECTIVE TRUST RELATING TO A FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT	(2,104)	(11,370)

NET ASSETS AVAILABLE FOR BENEFITS	$15,253,859	$11,551,540

The accompanying notes are an integral part of these financial statements.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2013 AND 2012

	2013	2012
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of investments	$2,093,747	$1,061,230
Interest and dividends	411,825	195,617

	2,505,572	1,256,847

Other income	41	—

Contributions
Participants’	1,007,928	950,270
Companies’	341,265	323,511
Rollovers	18,236	248,864

	1,367,429	1,522,645

Transfer of assets into the Plan	2,072,330	—

Total additions	5,945,372	2,779,492

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	2,243,053	1,086,015

Total deductions	2,243,053	1,086,015

NET INCREASE	3,702,319	1,693,477
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	11,551,540	9,858,063

END OF YEAR	$15,253,859	$11,551,540

The accompanying notes are an integral part of these financial statements.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. The Plan covers eligible employees from Farmers National Bank of Canfield, Farmers Trust Company, Farmers National Insurance LLC and National Associates Inc. (collectively, the Companies). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

During 2013, Farmers National Bank of Canfield acquired National Associates, Inc. Effective October 1, 2013, a participation agreement was executed to allow the employees of National Associates, Inc. to participate in the Plan. The participant account balances from the National Associates, Inc. Retirement Savings Plan were liquidated in December 2013 and received by the Plan in January 2014. These participant account balances have been recorded as a receivable from another Plan in the accompanying 2013 Statement of Net Assets Available for Benefits. Additionally, the Plan was amended during 2013 to allow for the service of the notes receivable transferred from National Associates, Inc. Retirement Savings Plan.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Employees are eligible to participate in the Plan and receive employer matching and discretionary contributions when they are age 21 or older and have completed 90 days of service. Plan entry dates are January 1st, April 1st, July 1st and October 1st following the date of eligibility.

Contributions

A participant may contribute, through payroll reductions, from 1% to 100% of their compensation to the Plan on a pre-tax basis and/or Roth contributions, up to the maximum dollar amount allowed by law (plus catch-up contributions as defined by the Plan document). Participants may also make rollover contributions to the Plan from other qualified defined benefit or defined contribution plans.

The Plan permits matching contributions, discretionary contributions, qualified non-elective contributions (QNEC) and qualified matching contributions (QMAC) by the Companies. The Companies match 50% of the first 6% of compensation that the participant contributes to the Plan. The Companies do not match catch-up contributions. Employer matching contributions totaled $341,265 and $323,034 for the Plan years ended December 31, 2013 and 2012, respectively. The Companies contributed $0 and $477 in QNEC during the years ended December 31, 2013 and 2012, respectively. During the years ended December 31, 2013 and 2012, the Companies did not make any discretionary contributions or QMAC.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Companies’ allocation of discretionary employer contributions, matching contributions, and any earnings thereon, and charged with an allocation of administrative expenses. Discretionary contributions are allocated as a percentage of compensation of eligible participants for the Plan year. Allocations of the earnings and expenses are based on the participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Companies’ matching and discretionary contributions is based on years of continuous service according to the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

Forfeitures

Forfeited nonvested accounts totaled $21,552 and $8,217 at December 31, 2013 and 2012, respectively. Forfeitures may be used to reduce the Companies matching contributions to the Plan, restore participants’ forfeitures, be added to the Companies’ matching contributions or used to offset Plan expenses as defined by the Plan document. During 2013 and 2012, forfeitures of $19,566 and $6,034, respectively, were used to reduce the Companies matching contributions, and no forfeitures were reallocated to participants in the Plan.

Investment Options

Upon enrollment in the Plan, participants may direct contributions to their accounts into various investment options offered by the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement, or separation of service, a participant may elect to receive installment payments or a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants may also elect to receive periodic payments through a life annuity equal to the value of the participant’s vested interest in his or her account. Upon proven financial hardship, participants may elect to receive a distribution equal to the value of their deferral contributions.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract through a common collective trust. Contract value, as reported to the Plan by EMJAY Corporation, the custodian of the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals, wrapper fees, and administrative expenses. The Statements of Net Assets Available for Benefits present the fair values of the common collective trust as well as the adjustments from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on the investments purchased and sold, as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan allows administrative expenses to be paid either by the Plan or the Companies, at the discretion of the Companies. During the years ended December 31, 2013 and 2012, administrative expenses were paid by the Companies.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

The Companies evaluated subsequent events through June 19, 2014, the date these financial statements were available to be issued. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. Interest income of $41 and $0 for 2013 and 2012, respectively, has been recorded as other income in the accompanying Statements of Changes in Net Assets Available for Benefits.

3.	INVESTMENTS

The following table presents the fair value of investments at December 31, 2013 and 2012. Individual investments that represent 5% or more of the Plan’s net assets are separately identified.

	2013	2012
Non-interest-bearing cash	$21,552	$8,217

Registered investment companies
American Funds AMCAP Fund	1,718,695	1,275,706
Federated Government Obligations Fund	786,997	979,437
Federated Total Return Bond	1,353,181	1,594,216
Oppenheimer International Growth Fund	1,436,357	1,229,869
Vanguard 500 Index Fund	2,374,438	2,006,997
Vanguard Small Cap Index Fund	1,713,209	1,389,825
Other registered investment companies	3,079,511	2,450,803

	12,462,388	10,926,853

Common collective trust
Federated Capital Preservation Fund*	701,281	631,661

Farmers National Banc Corp. common stock	21,706	—

	$13,206,927	$11,566,731

*	This amount represents contract value for this investment

The Plan’s registered investment companies (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $2,093,747 and $1,061,230 during the years ended December 31, 2013 and 2012, respectively.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

4.	FAIR VALUE MEASUREMENTS

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. It applies to fair value measurements already recognized or permitted by existing standards. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs used in valuation models (Level 3 measurements).

The three levels of the fair value hierarchy under GAAP are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets. Level 2 inputs include those other than quoted prices that are observable for the asset or liability. Level 2 inputs are derived principally from, or are corroborated by, observable market data by correlation or other means. If the asset or liability has a specified term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Non-interest-bearing cash – Valued at cost, which equals fair value.

Registered investment companies and common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust – Valued at fair value and includes a variety of investment contracts such as traditional and separate account guaranteed investment contracts (GICs) issued by insurance companies and other investment products (synthetic GICs) with similar characteristics.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

4.	FAIR VALUE MEASUREMENTS (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Level 1	Level 2	Total
Non-interest-bearing cash	$21,552	$—	$21,552
Registered investment companies
Fixed income funds	54,955	—	54,955
Corporate bond funds	12,467	—	12,467
Government bond funds	1,495,966	—	1,495,966
International funds	1,663,870	—	1,663,870
Large-cap funds	4,650,825	—	4,650,825
Money market funds	788,131	—	788,131
Small and mid-cap funds	2,836,295	—	2,836,295
Target date funds	933,652	—	933,652
Real estate funds	26,227	—	26,227
Common stock
Farmers National Banc Corp.	21,706	—	21,706
Common collective trust
Short-term fixed income fund	—	703,385	703,385

Total assets at fair value	$12,505,646	$703,385	$13,209,031

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Level 1	Level 2	Total
Non-interest-bearing cash	$8,217	$—	$8,217
Registered investment companies
Fixed income funds	62,286	—	62,286
Government bond funds	1,733,717	—	1,733,717
International funds	1,401,501	—	1,401,501
Large-cap funds	3,792,443	—	3,792,443
Money market funds	979,437	—	979,437
Small and mid-cap funds	2,264,167	—	2,264,167
Target date funds	693,302	—	693,302
Common collective trust
Short-term fixed income funds	—	643,031	643,031

Total assets at fair value	$10,935,070	$643,031	$11,578,101

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

5.	GUARANTEED INVESTMENT CONTRACT

The Plan is invested in the Federated Capital Preservation Fund (the Fund), a fully benefit-responsive investment contract through Federated Investors, Inc. The Fund invests primarily in stable value products, such as traditional GICs, separate account GICs, and synthetic GICs.

Certain events limit the ability of the Plan to transact at contract value, allow the issuer to terminate the contract, or require the Plan sponsor to settle at an amount different than the contract value. Such events include the following: (1) mergers, (2) mass layoffs, (3) Plan terminations, (4) implementation of early retirement incentive programs, or (5) other events within the control of the Fund or Plan sponsor resulting in a material and adverse financial impact on the issuer’s obligations under the GICs. The Plan’s management has no knowledge that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Average Yields for the Years Ended December 31:	2013	2012
Based on actual earnings (underlying investment return)	1.21%	1.16%
Based on interest rate credited to participants	1.23%	2.33%

Distributions to the Funds’ unit holders are declared daily from the net investment income and automatically reinvested in the Funds on a monthly basis, when paid.

6.	TAX STATUS

The Companies adopted a Prototype Non-standardized Profit Sharing Plan, which received a favorable opinion letter from the Internal Revenue Service (IRS) on March 31, 2008, which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter, however the Plan sponsor believes the Plan as currently designed, is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s management believes it is no longer subject to income tax examinations for years prior to the year ended December 31, 2010.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

7.	PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of registered investment companies and a common collective trust managed by Federated Investors, Inc. (Federated). Federated is the Record Keeper of the Plan and is related to EMJAY Corporation, the custodian. Since these parties are related, these transactions are considered party-in-interest transactions.

During 2013, the Plan purchased 3,336 shares and sold 24 shares of Farmers National Banc Corp. Common Stock. The Plan holds 3,312 shares of Farmers National Banc Corp. Common Stock at December 31, 2013 with a cost basis of $14,488. During 2012, the Plan did not have any transactions related to the shares of Farmers National Banc Corp. Common Stock. During the year ended December 31, 2013, the Plan recorded dividend income and appreciation on Farmers National Banc Corp. Common Stock of $111 and $684.

9.	CORRECTIVE DISTRIBUTIONS PAYABLE

In order to pass the 2013 Actual Deferral Percentage (ADP) Test, the Plan’s management elected to refund excess elective deferrals and earnings thereon to certain highly-compensated employees. The calculated amount was $37,634 and was distributed on March 14, 2014. In order to pass the 2012 ADP Test, the Plan’s management elected to refund excess elective deferrals and earnings to certain highly-compensated employees in the amount of $15,191. These amounts have been included as a corrective distributions payable in the accompanying Statements of Net Assets Available for Benefits at December 31, 2013 and 2012.

10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

11.	RECONCILIATION TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to the Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$15,253,859	$11,551,540
Plus: Adjustment from contract value to fair value for interest in a common collective trust relating to fully benefit-responsive investment contracts	2,104	11,370

Net assets available for benefits per the Form 5500	$15,255,963	$11,562,910

The following is a reconciliation of investment income per the financial statements for the years ended December 31, 2013 and 2012 to the Form 5500:

	2013	2012
Investment income per the financial statements	$2,505,572	$1,256,847
Plus: Other income per the financial statements	41	—
Plus: Current year adjustment from contract value to fair value for interest in a common collective trust relating to fully benefit-responsive contracts	2,104	11,370
Less: Prior year adjustment from contract value to fair value for interest in a common collective trust relating to fully benefit-responsive contracts	(11,370)	(11,427)

Investment income per the Form 5500	$2,496,347	$1,256,790

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Non-interest-bearing cash		$21,552
	Registered investment companies
	American Century Value Fund	56,478 shares	463,685
	American Funds AMCAP Fund	62,498 shares	1,718,695
*	Federated Government Obligations Fund	786,995 shares	786,997
*	Federated High Yield Bond Fund	1,221 shares	12,467
*	Federated Total Return Bond Fund	124,259 shares	1,353,181
*	Federated U.S. Government Securities Fund	4,964 shares	54,957
*	Federated Ultrashort Bond Fund	15,604 shares	142,785
*	Federated Prime Value Obligation Fund	1,134 shares	1,134
	Fidelity Advisor Real Estate Fund	1,356 shares	26,227
	Goldman Sachs Mid Cap Value Fund	13,252 shares	588,812
	Goldman Sachs Small/Mid Cap Growth Fund	21,389 shares	441,906
	Oppenheimer Developing Markets Fund	5,984 shares	227,513
	Oppenheimer International Growth Fund	37,453 shares	1,436,357
	Oppenheimer Main Street Fund	1,952 shares	94,007
	RS Global Natural Resources Fund	1,763 shares	61,740
	T. Rowe Price Retirement 2015 Fund	2,117 shares	30,317
	T. Rowe Price Retirement 2020 Fund	4,976 shares	101,467
	T. Rowe Price Retirement 2025 Fund	3,723 shares	57,269
	T. Rowe Price Retirement 2030 Fund	22,244 shares	502,722
	T. Rowe Price Retirement 2035 Fund	4,537 shares	73,862
	T. Rowe Price Retirement 2040 Fund	3,055 shares	71,523
	T. Rowe Price Retirement 2045 Fund	6,172 shares	96,353
	T. Rowe Price Retirement 2050 Fund	5 shares	69
	T. Rowe Price Retirement 2055 Fund	5 shares	70
	Vanguard 500 Index Fund	13,937 shares	2,374,438
	Vanguard Mid Cap Index Fund	1,020 shares	30,626
	Vanguard Small Cap Index Fund	32,514 shares	1,713,209

	Balance to next page		12,483,940

*	Parties-in-interest

See the Independent Auditors’ Report.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Balance from prior page		$12,483,940
*	Farmers National Banc Corp. Common Stock	3,312 shares	21,706
	Common collective trust
*	Federated Capital Preservation Fund	70,128 shares	703,385
*	Notes receivable from participants	Interest rates of 3.25% with various maturities through 2017	12,236

			$13,221,267

*	Parties-in-interest

See the Independent Auditors’ Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

Farmers National Bank 401(k) Retirement Savings Plan

/s/ Mark A. Nicastro
Mark A. Nicastro Director of Human Resources Farmers National Banc Corp. January 9, 2015

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Skoda Minotti, independent registered public accounting firm for the Farmers National Bank 401(k) Retirement Savings Plan (filed herewith).